082-01544

Amer Sports Corporation

STOCK EXCHANGE ANNOUNCEMENT 1(1)
December 28, 2007 at 4:30 pm

NOTIFICATION OF CHANGE IN SHAREHOLDING UNDER THE FINNISH SECURITIES MARKET ACT

Contrary to the announcement of November 9, 2007, Nordea Group's and Nordea Bank Finland Plc's shareholding in Amer Sports is not less than 3/20. In total, Nordea Group holds 19.2% (13,896,340) of Amer Sports Corporation shares.

Nordea Bank Finland Plc now holds 13,678,766 Amer Sports Corporation shares or 18.9% of Amer Sports Corporation share capital and voting rights.

Nordea Bank AB (publ) holds 500 Amer Sports Corporation shares or 0.00069% of Amer Sports Corporation share capital and voting rights.

In addition, Nordea Bank AB's (publ) Finnish affiliated company Nordea Life Assurance Finland Ltd holds 217,074 Amer Sports Corporation shares or 0.3% of share capital and voting rights.

As previously announced, Nordea Bank Finland Plc has made forward market transactions involving Amer Sports Corporation. Of these forward market transactions, 3,304 will mature in February 2008 (330,400 shares), 425 in March 2008 (42,500 shares) and 133,264 in June 2008 (13,326,400 shares). When the June 2008 forward market transactions mature, Nordea Bank Finland Plc and Nordea Group holdings of Amer Sports Corporation will fall below 1/20.

Amer Sports capital consists of 72,325,545 issued shares.

For further information, please contact:
Mr Tommy Ilmoni, Vice President, Investor Relations, Amer Sports Corporation, tel. +358 9 7257 8233

AMER SPORTS CORPORATION
Communications

SUPPL

Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com

DISTRIBUTION
Helsinki Stock Exchange
Principal media
www.amersports.com

PROCESSED
JAN 2 2 2008
THOMSON
FINANCIAL

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Salomon, Wilson, Precor, Atomic and Suunto. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.

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